

Rahula Kochar · 3rd

Next-Gen IT leader, producer & philanthropist.

United States · Contact info

500+ connections

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About

Experienced IT Executive with an entrepreneurial spirit, demonstrated history of working in the Management Consulting, E-commerce, and Healthcare industries. Strong professional skilled in Digital Marketing Solutions, R&D, Technology Change Management, Enterprise Architecture & Development, Movie Production and Agile Methodologies.

Activity

1,729 followers

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Experience


Chief Technology Officer& Co-founder
Thrivelab · Full-time
May 2022 - Present · 10 mos


Chief Executive Officer
iCelerate LLC
Jul 2013 - Present · 9 yrs 8 mos
Phoenix, Arizona Area

Icelerate is dedicated to helping organizations address their most vital business challenges. Our spectrum of technology and outsourced solutions are tailored to every organization and are g ...see more


Founder and CEO
West Valley Endocrinology, Diabetes, and Metabolism Center
Oct 2017 - Present · 5 yrs 5 mos
Goodyear, Arizona

West Valley Endocrinology, Diabetes, and Metabolism Center is the #1 Endocrinology Center in the West Valley of Phoenix.   ...see more


Member
West Valley Mavericks Foundation
Jan 2018 - Present · 5 yrs 2 mos
Litchfield Park, AZ

The West Valley Mavericks Foundation was born of the imagination and vision of a group of community leaders late in 2012. The West Valley Mavericks (or just 'Mavericks') is a group lead by gentle ...see more


Chief Information Officer
Akos MD
Jul 2018 - Nov 2021 · 3 yrs 5 mos
Phoenix, Arizona Area

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Education


Quantic School of Business and Technology
Executive MBA
2018 - 2019


Northern Illinois University
MS/BS, Computer Science, Mathematics
2000 - 2003

Licenses & certifications


SAFe Agilist
Scaled Agile, Inc.

Skills

Leadership

 Endorsed by Reginald Joseph M.D. who is highly skilled at this

 Endorsed by 2 colleagues at Mercola.com

 23 endorsements

Integration

 Endorsed by 7 colleagues at Cancer Treatment Centers of America

 36 endorsements

Software Development

 Endorsed by Stephan Shere who is highly skilled at this

 17 endorsements

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Recommendations

Received   Given

Janelle Romano · 3rd
Occupational Therapist
May 30, 2017, Janelle was Rahula's client

Rahula is one of them brightest people I've had the pleasure to work with at Cancer Treatment Centers of America. What's more is he connects so well with various types of people, consistently stays calm under pressure or chaos and has innovative ideas to drive a business's success. He can explain very complex ideas or processes in simple terms to anyone. Few people have impressed me as much as Rahula.

Tom Klausing · 3rd
Start with Strategy
May 27, 2017, Tom was Rahula's client

Rahula has been an excellent business partner having sourced various technical roles for us. I can count on him to help us best understand our needs as well as source cost effective professionals to get the job done right the first time. He's always been more than accommodating toward any changes and easily adapts to opportunities we identify.

Jayne Brueggeman · 3rd
Sr. Professional
May 27, 2017, Jayne worked with Rahula on the same team

Rahula is an extraordinary technical master. Not only can he architect new solutions, he has often had to go in and re-architect solutions others have not done properly.

He establishes relationships easily and becomes a trusted advisor for executives.

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Organizations

West Valley Mavericks
Member · Jan 2018 - Present

https://www.westvalleymavericksfoundation.org/

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Interests

Companies   Groups   Schools

 **Redirect Health**
2,014 followers
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 **Diasyst - Medication Intelligence**
537 followers
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